Exhibit 99.1

Zhihu Inc. Reports First Quarter 2022 Unaudited Financial Results

BEIJING, May 25, 2022 - Zhihu Inc. ("Zhihu" or the "Company") (NYSE: ZH; HKEX: 2390), the operator of Zhihu, a leading online content community in China, today announced its unaudited financial results for the quarter ended March 31, 2022.

First Quarter 2022 Highlights

●	Total revenues were RMB743.2 million (US$117.2 million) in the first quarter of 2022, representing a growth of 55.4% over the first quarter of 2021.

●	Gross Profit was RMB335.5 million (US$52.9 million) in the first quarter of 2022, representing a growth of 23.1% over the first quarter of 2021.

●	Average monthly active users (MAUs)[1] reached 101.6 million in the first quarter of 2022, representing a growth of 19.4% over the first quarter of 2021.

●	Average monthly paying members[2] reached 6.9 million in the first quarter of 2022, representing a growth of 72.8% over the first quarter of 2021.

“The successful dual primary listing on the Hong Kong Stock Exchange in April, following our listing on the NYSE in the first quarter of last year, not only marks a new milestone in our development path, but also lays a solid foundation for our sustainable and long-term growth,” said Mr. Yuan Zhou, Chairman of the Board and Chief Executive Officer of Zhihu. “In the first quarter, the fundamental value of Zhihu’s fulfilling content and its content-centric community ecosystem has been further validated through our strong growth in both financial and operating performance. With the “Community ecosystem comes first” strategy, we continued to cultivate additional content verticals. Our interactive algorithm of fulfilling content, combined with refined analysis of user needs, has continued to enhance our understanding of our users, allowing us to address their needs more precisely. At the same time, our iterated tools, creator operations and support helped to further encourage content creation. All the above contributed effectively to boost the sustained vitality and prosperity of our community ecosystem.”

Mr. Wei Sun, Chief Financial Officer of Zhihu, added, “Despite the recent resurgence of COVID-19 and macroeconomic uncertainties, we are delighted to report another solid quarter of performance in the first quarter of 2022, with total revenues up 55.4% year over year. Continuing to benefit from our dynamic community ecosystem and increasing content creation, our revenue structure was further diversified. Our content-commerce solutions and advertising services together contributed 59.8% of total revenues. As our No. 1 growth engine, content-commerce solutions achieved year over year growth of 87.7% in revenue. Vocational training, a new initiative further diversifying our commercialization capabilities, demonstrated promising growth momentum with quarterly revenue contribution exceeding 5% for the first time. During the quarter we maintained our gross margin at 45% in a challenging operating environment. Going forward, we will continue to employ well-managed cost control practices and further improve our operating efficiency, driving the healthy and sustainable growth of our business for the long run.”

First Quarter 2022 Financial Results

Total revenues were RMB743.2 million (US$117.2 million) in the first quarter of 2022, representing a growth of 55.4% from RMB478.3 million in the same period of 2021. The increase was driven by the expansion of our user base and increase of our average revenue per MAU.

Advertising revenue was RMB217.3 million (US$34.3 million) in the first quarter of 2022, representing a growth of 1.7% from RMB213.7 million in the same period of 2021. The year-over-year increase was primarily attributable to the expansion of our user base.

Paid membership revenue was RMB221.7 million (US$35.0 million) in the first quarter of 2022, representing a growth of 75.1% from RMB126.6 million in the same period of 2021. The year-over-year increase was primarily attributable to increases in our overall user base and paying ratio for the period.

Content-commerce solutions revenue was RMB226.8 million (US$35.8 million) in the first quarter of 2022, representing a growth of 87.7% from RMB120.8 million in the same period of 2021. The strong year-over-year growth was primarily driven by rapid increases in both our user base and average content-commerce solutions revenue per MAU, reflecting our sustainable development of this business line.

Vocational Training revenue[3] was RMB39.5 million (US$6.2 million) in the first quarter of 2022, which grew from RMB3.1 million in the first quarter of 2021. The year-over-year growth was primarily driven by a more diversified vocational training course offering, as well as the revenue contributions from companies newly acquired in the second half of 2021.

Other revenues[3] were RMB37.9 million (US$6.0 million) in the first quarter of 2022, compared with RMB14.1 million in the same period of 2021. The year-over-year increase was primarily attributable to the continued growth in e-commerce services.

Cost of revenues increased to RMB407.7 million (US$64.3 million) in the first quarter of 2022 from RMB205.6 million in the same period of 2021. The increase was primarily due to an increase in execution costs for advertising services and content-related costs, as well as an increase in staff costs due to the increased headcount to support our growth. The growth in user traffic in the quarter also resulted in increases in cloud services and bandwidth costs.

Gross profit was RMB335.5 million (US$52.9 million) in the first quarter of 2022, compared with gross profit of RMB272.7 million in the same period of 2021.

Gross margin in the first quarter of 2022 was 45.1%, compared to 57.0% in the same period of 2021.

Total operating expenses were RMB 983.7 million (US$155.2 million) in the first quarter of 2022, compared with RMB615.1 million in the same period of 2021.

Selling and marketing expenses were RMB506.6 million (US$79.9 million) in the first quarter of 2022, compared with RMB346.6 million in the first quarter of 2021. The increase was primarily due to higher promotion and advertising expenses related to attracting new users and strengthening Zhihu’s brand recognition.

Research and development expenses were RMB166.5 million (US$26.3 million) in the first quarter of 2022, compared with RMB106.3 million in the same period of 2021. The increase was primarily due to the higher headcount of research and development personnel, as we continued to invest in technical infrastructure, and research and development.

General and administrative expenses were RMB310.6 million (US$49.0 million) in the first quarter of 2022, compared with RMB162.2 million in the same period of 2021. The increase was primarily due to an increase in share-based compensation expenses, as well as the expense related to our dual primary listing on The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”).

Loss from operations was RMB648.2 million (US$102.3 million) in the first quarter of 2022, compared with RMB342.5 million in the same period of 2021.

Net loss was RMB614.3 million (US$96.9 million) in the first quarter of 2022, compared with RMB324.7 million in the same period of 2021.

Adjusted net loss (non-GAAP)[4] was RMB367.4 million (US$58.0 million) in the first quarter of 2022, compared with RMB193.6 million in the same period of 2021.

Basic and diluted net loss per ADS was RMB1.02 (US$0.16) in the first quarter of 2022, compared with RMB3.46 in the same period of 2021.

Cash and cash equivalents, term deposits, restricted cash and short-term investments

As of March 31, 2022, the Company had cash and cash equivalents, term deposits, restricted cash and short-term investments of RMB7.1 billion (US$1.1 billion), compared with RMB7.4 billion as of December 31, 2021.

Dual-primary Listing in Hong Kong

On April 22, 2022, the Company successfully listed its Class A ordinary shares on the Main Board of the Hong Kong Stock Exchange under the stock code “2390,” and the stock short name is “ZHIHU-W”.

Share Repurchase Program

The board of directors is confident about the Company’s continued growth in the future and announces that it proposes to conduct a share repurchase program of up to US$100 million available for the coming 12 months, subject to the shareholders’ approval for granting a general mandate to the board of directors to repurchase shares and/or ADSs of the Company not exceeding 10% of the total number of issued shares of the Company as of the date of passing of this resolution at the annual general meeting to be held on June 10, 2022 as set forth in the notice of annual general meeting dated May 19, 2022. The Company’s proposed repurchases, if approved, may be made from time to time in the open market at prevailing market prices and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company plans to fund any such repurchases from its existing cash balance.

[1] MAUs refers to the sum of the number of mobile devices that launch our mobile app at least once in a given month, or mobile MAUs, and the number of logged-in users who visit our PC or mobile website at least once in a given month, after eliminating duplicates.

[2] Average monthly paying members for a period is calculated by dividing the sum of monthly paying members for each month during the specified period by the number of months in such period.

[3] Effective in the first quarter of 2022, the Company separately reported the revenue of its vocational training business, which was formerly included in “revenue - others”, in light of the significant growth of the revenue contribution from vocational training to the Company’s total revenues. For comparison purposes, the revenue of vocational training business and the revenue in “others” for the first quarter of 2021 have been retrospectively re-classified.

[4] Adjusted net loss is a non-GAAP financial measure. For more information on the non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measure” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Conference Call

The Company's management will host an earnings conference call at 8:00 a.m. U.S. Eastern Time on May 25, 2022 (8:00 p.m. Beijing/Hong Kong time on May 25, 2022).

All participants must pre-register online using the link provided below. Once the pre-registration has been completed, participants will receive dial-in numbers, a passcode, and a unique registrant ID which can be used to join the conference call. Participants may pre-register at any time, including up to and after the call start time.

PRE-REGISTER LINK: https://dpregister.com/sreg/10167344/f2d0c75040

Additionally, a live and archived webcast of the conference call will be available on the Company's investor relations website at https://ir.zhihu.com.

A replay of the conference call will be accessible approximately one hour after the conclusion of the live call until June 1, 2022, by dialing the following telephone numbers:

United States:	+1-877-344-7529
International:	+1-412-317-0088
Replay Access Code:	1483549

About Zhihu Inc.

Zhihu Inc. (NYSE: ZH; HKEX: 2390), the operator of Zhihu, a leading online content community in China where people come to find solutions, make decisions, seek inspiration, and have fun. We have been dedicated to expanding our content and service offerings to enable our users to explore and enjoy "fulfilling content" (有获得感的內容) that broadens horizons, provides solutions, and resonates with minds. Since the initial launch in 2010, we have grown from a Q&A community into one of the top five comprehensive online content communities and the largest Q&A-inspired online content community in China, both in terms of average mobile MAUs and revenue in 2019, 2020, and 2021, according to CIC. For more information, please visit https://ir.zhihu.com.

Use of Non-GAAP Financial Measure

In evaluating the business, the Company considers and uses adjusted net loss, a non-GAAP financial measure, to supplement the review and assessment of its operating performance. The Company defines adjusted net loss as net loss adjusted for the impact of share-based compensation expenses, amortization of intangible assets resulting from business acquisition and tax effects of the non-GAAP adjustments, which are non-cash expenses. The Company believes that the non-GAAP measure facilitates comparisons of operating performance from period to period and company to company by adjusting for potential impacts of items, which the Company’s management considers to be indicative of its operating performance. The Company believes that the non-GAAP financial measure provides useful information to investors and others in understanding and evaluating the Company’s consolidated results of operations in the same manner as it helps the Company’s management.

The non-GAAP financial measure is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. The presentation of the non-GAAP financial measure may not be comparable to similarly titled measure presented by other companies. The use of the non-GAAP measure has limitations as an analytical tool, and investors should not consider it in isolation from, or as a substitute for analysis of, our results of operations or financial condition as reported under U.S. GAAP. For more information on the non-GAAP financial measure, please see the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain Renminbi amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at a rate of RMB6.3393 to US$1.00, the exchange rate in effect as of March 31, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. In some cases, forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "target," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to," or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the SEC and the Hong Kong Stock Exchange. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zhihu Inc.

Email: ir@zhihu.com

The Piacente Group, Inc.

Helen Wu

Tel: +86-10-6508-0677

Email: zhihu@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Phone: +1-212-481-2050

Email: zhihu@tpg-ir.com

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Revenues:
Advertising	213,730	377,812	217,317	34,281
Paid membership	126,572	208,756	221,670	34,968
Content-commerce solutions	120,845	367,295	226,787	35,775
Vocational Training	3,051	22,197	39,544	6,238
Others	14,088	43,160	37,909	5,980
Total revenues	478,286	1,019,220	743,227	117,242
Cost of revenues	(205,616)	(539,392)	(407,684)	(64,311)
Gross profit	272,670	479,828	335,543	52,931

Selling and marketing expenses	(346,633)	(470,175)	(506,585)	(79,912)
Research and development expenses	(106,302)	(208,006)	(166,518)	(26,268)
General and administrative expenses	(162,196)	(176,881)	(310,632)	(49,001)
Total operating expenses	(615,131)	(855,062)	(983,735)	(155,181)

Loss from operations	(342,461)	(375,234)	(648,192)	(102,250)

Other income/(expenses):
Investment income	9,662	22,107	20,724	3,269
Interest income	3,327	9,877	9,355	1,476
Fair value change of financial instrument	-	6,100	8,453	1,333
Exchange losses	(693)	(30,154)	(4,155)	(655)
Others, net	6,009	(12,964)	1,930	304

Loss before income tax	(324,156)	(380,268)	(611,885)	(96,523)
Income tax expense	(537)	(3,023)	(2,398)	(378)
Net loss	(324,693)	(383,291)	(614,283)	(96,901)
Accretions of convertible redeemable preferred shares to redemption value	(170,585)	-	-	-
Net loss attributable to Zhihu Inc.’s shareholders	(495,278)	(383,291)	(614,283)	(96,901)

Net loss per share
Basic	(6.93)	(1.29)	(2.04)	(0.32)
Diluted	(6.93)	(1.29)	(2.04)	(0.32)

Net loss per ADS (Two ADSs represent one Class A ordinary share)
Basic	(3.46)	(0.65)	(1.02)	(0.16)
Diluted	(3.46)	(0.65)	(1.02)	(0.16)

Weighted average number of ordinary shares outstanding
Basic	71,493,738	296,870,566	300,483,336	300,483,336
Diluted	71,493,738	296,870,566	300,483,336	300,483,336

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS, per share data and per ADS data)

	For the Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Share-based compensation expenses included in:
Cost of revenues	2,232	8,865	4,770	752
Selling and marketing expenses	4,803	10,419	6,472	1,021
Research and development expenses	7,608	25,514	15,770	2,488
General and administrative expenses	116,484	95,904	218,055	34,397

ZHIHU INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands)

	As of December 31, 2021	As of March 31, 2022
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	2,157,161	2,393,111	377,504
Term deposits	2,815,509	1,724,171	271,981
Short-term investments	2,239,596	2,718,980	428,909
Restricted cash	-	222,187	35,049
Trade receivables	831,628	811,572	128,022
Amounts due from related parties	18,196	38,930	6,141
Prepayments and other current assets	272,075	182,030	28,715
Total current assets	8,334,165	8,090,981	1,276,321
Non-current assets:
Property and equipment, net	9,865	9,031	1,425
Intangible assets, net	68,308	63,085	9,951
Goodwill	73,663	73,663	11,620
Long-term investments	19,127	19,045	3,004
Term deposits	159,393	-	-
Right-of-use assets	126,512	135,025	21,300
Other non-current assets	14,132	14,132	2,229
Total non-current assets	471,000	313,981	49,529
Total assets	8,805,165	8,404,962	1,325,850
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payables and accrued liabilities	1,026,534	1,023,258	161,415
Salary and welfare payables	313,676	316,760	49,968
Taxes payables	66,184	17,916	2,826
Contract liabilities	239,757	257,850	40,675
Amounts due to related parties	83,591	81,427	12,845
Short term lease liabilities	40,525	52,344	8,257
Other current liabilities	127,447	124,158	19,585
Total current liabilities	1,897,714	1,873,713	295,571
Non-current liabilities
Long term lease liabilities	82,133	80,257	12,660
Deferred tax liabilities	14,030	13,430	2,119
Other non-current liabilities	73,139	76,331	12,041
Total non-current liabilities	169,302	170,018	26,820
Total liabilities	2,067,016	2,043,731	322,391

Total Zhihu Inc.’s shareholders’ equity	6,730,654	6,349,638	1,001,630
Noncontrolling interests	7,495	11,593	1,829
Total shareholders’ equity	6,738,149	6,361,231	1,003,459

Total liabilities and shareholders’ equity	8,805,165	8,404,962	1,325,850

ZHIHU INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands)

	For the Three Months Ended
	March 31, 2021	December 31, 2021	March 31, 2022
	RMB	RMB	RMB	US$
Net loss	(324,693)	(383,291)	(614,283)	(96,901)
Add:
Share-based compensation expenses	131,127	140,702	245,067	38,658
Amortization of intangible assets resulting from business acquisition	-	2,400	2,400	379
Tax effects on non-GAAP adjustments	-	(600)	(600)	(95)
Adjusted net loss	(193,566)	(240,789)	(367,416)	(57,959)